

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51968

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Blackwatch Brokerage Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 Summer Street
(No. and Street)

Boston	**MA**	**02210**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone — **(212) 444-6269**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

99 High Street	**Boston**	**MA**	**02210**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 17 2007
THOMSON FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
MAR 3 0 2007
WASH. D.C.
185
SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AFFIRMATION

I, Angelo Bulone, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Blackwatch Brokerage, Inc. for the year ended December 31, 2006 are true and correct. I further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Managing Director, Controller

Title



Notary Public

MAGALLY ROSARIO
NOTARY PUBLIC, State of New York
Reg. No. 01RO6134469
Qualified in Kings County
My Commission Expires October 3, 2009



BLACKWATCH BROKERAGE INC.

(A Wholly Owned Subsidiary of The Macgregor Group, Inc.)

Statement of Financial Condition

December 31, 2006

(With Independent Auditors' Report)



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
Blackwatch Brokerage Inc.:

We have audited the accompanying statement of financial condition of Blackwatch Brokerage Inc. (the Company) (a wholly owned subsidiary of The Macgregor Group, Inc.) at December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Blackwatch Brokerage Inc. as of December 31, 2006, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 30, 2007

BLACKWATCH BROKERAGE INC.

(A Wholly Owned Subsidiary of The Macgregor Group, Inc.)

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	6,233,930
Receivables from brokers and dealers (net of allowance for doubtful accounts of $84,367)		915,542
Securities owned, at fair value		76,975
Due from affiliate		70,442
Deferred tax asset		6,516
Other assets		12,178
Total assets	$	7,315,583
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	46,306
Due to Parent and affiliates		1,860,500
Deferred tax liabilities		7,307
Total liabilities		1,914,113
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value; 3,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		1,364,931
Retained earnings		4,036,529
Total stockholder's equity		5,401,470
Total liabilities and stockholder's equity	$	7,315,583

See accompanying notes to financial statements.

BLACKWATCH BROKERAGE INC.

(A Wholly Owned Subsidiary of The Macgregor Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2006

(1) Organization

Blackwatch Brokerage Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly owned subsidiary of The Macgregor Group, Inc. (the Parent), a provider of trade order management technology for the financial community. On January 3, 2006, the Parent was acquired by Investment Technology Group, Inc. (ITG Group), which is principally a specialized agency brokerage and technology firm that partners with clients globally to provide innovative solutions spanning the entire investment process. ITG Group combines pretrade analysis, order management, trade execution, and post-trade evaluation to provide clients with continuous improvements in trading and cost efficiency.

The statement of financial condition and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

The Company is engaged in a single line of business as a securities broker and generates transaction revenue through agreements with certain alternative trading systems, electronic communications networks and other broker-dealers. The Company also derived commission revenue via a soft dollar agency brokerage business from an institutional client base who were also users of the Parent's technology products. On June 1, 2006, the Company's soft dollar agency brokerage business was combined with that of ITG Inc., an affiliate company. As part of this transaction, the Company sold certain assets and liabilities at book value to ITG Inc. that were associated with the operation of the soft dollar agency brokerage business.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers, and accordingly the Company is exempt from SEC Rule 15c3-3, pursuant to provision (k)(2)(ii) of such rule.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are part of the cash management activities of the Company.

Included in cash and cash equivalents at December 31, 2006 is $5,359,000 of shares in a money market fund.

(c) Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Securities owned at fair value are marked to market based upon independent published prices. Cash and cash equivalents and receivables from brokers and dealers are carried at estimated fair value or contracted amounts that approximate fair value due to the short period to maturity. Similarly, liabilities are carried at amounts approximating fair value.

(d) Revenue Recognition

Receivables from brokers and dealers consist of transaction receivables, net of an allowance for doubtful accounts, which is determined based upon management's estimate of the collectibility of such receivables.

In connection with the soft dollar agency brokerage business, the Company accrued a portion of the commissions received from the clearing brokers in anticipation of future soft dollar payments for research costs. The average amount accrued was approximately two-thirds of the level of gross commissions paid on the transaction by the customers to the clearing brokers.

Securities owned at fair value at December 31, 2006 consist of common stock.

Marketable securities owned are valued using market quotes from third parties.

(e) Income Taxes

The Company is included in the consolidated federal, state and local income tax returns of ITG Group. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis.

Income taxes are calculated and are recorded in the Company's results based upon the application of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. SFAS No. 109 requires the use of asset/liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

(f) Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48"). FIN 48 is an interpretation of SFAS No. 109 "Accounting for Income Taxes," which seeks to reduce the diversity in practice associated with certain aspects of measurement and

recognition in accounting for income taxes. This interpretation provides that the tax effects from an uncertain tax position can be recognized in our financial statements only if the position is more likely than not of being sustained on audit, based on the technical merits of the position. In addition, FIN 48 requires expanded disclosure with the respect to the uncertainty in income taxes and is effective January 1, 2007. The Company is currently in the process of finalizing our analysis of the impact of adopting FIN 48 and the Company believes it will not have a material impact on the financial

(3) Related-Party Transactions

The Company reimburses the Parent for providing administrative and support services to the Company. These services include, but are not limited to, office space, telephone services, computer services, internal accounting, payroll, utilities, and other miscellaneous services.

The Company entered into a revenue sharing agreement with ITG Inc., in which the Company earns transaction revenue based on the volume of shares traded via links between the Parent's technology product and ITG Inc.

(4) Income Taxes

Amounts due for income taxes are payable to the Parent, and are included in due to Parent and affiliates in the statement of financial condition. As of December 31, 2006, the Company is liable to the Parent in the amount of $1,123,636 for income taxes.

At December 31, 2006, a federal deferred tax asset and a state and local deferred tax liability of $6,516 and $7,307, respectively, were recorded on the statement of financial condition.

(5) Concentrations of Credit Risk

The Company is engaged in various brokerage activities in which the counterparties are other broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(6) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness.

At December 31, 2006, the Company had net capital of $4,494,147, which was $4,366,539 in excess of required net capital of $127,608. The Company's ratio of aggregate indebtedness to net capital ratio was 0.43 to 1.

END